

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

September 22, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Arnold Leonora
  Chief Executive Officer
AIR TRANSPORT GROUP HOLDINGS, INC.
7453 Woodruff Way
Stone Mountain, Georgia 30087

> **Re: Air Transport Group Holdings, Inc.**
> **Item 4.01 Form 8-K, filed August 12, 2009**
> **File No. 333-151350**

Dear Mr. Leonora:

    We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant